

Trader.com reports continuing revenue growth.
Consolidated revenues increased by 12% in 3rd Quarter 2001.

Amsterdam, The Netherlands – October 29th, 2001
Trader.com N.V., a global leader in classified advertising, releases today its third quarter 2001 revenues.

Consolidated revenues increase by 12% in 3rd Quarter 2001

3rd Quarter 2001

In €millions	3rd Q 2001	3rd Q 2000	Total Growth %	Organic Growth %*
Print revenues	99.0	89.1	+ 11%	+ 4%
Online revenues	6.5	4.9	+ 33%	+ 29%
Consolidated revenues	**105.5**	**94.0**	**+ 12%**	**+ 5%**

*Excluding exchange rate impact

In the 3rd quarter 2001, consolidated revenues increased by 12% to €105.5 million vs. €94.0 million in the 3rd quarter of 2000. Excluding exchange rate impact, total growth was 15% and organic growth was 5% for the quarter.

Consolidated revenues increased by 14% in first 9 months of 2001

First 9 months 2001

In €millions	9 months 2001	9 months 2000	Total Growth %	Organic Growth %*
Print revenues	292.0	261.6	+ 12%	+ 4%
Online revenues	18.7	11.8	+ 58%	+ 53%
Consolidated revenues	**310.7**	**273.4**	**+ 14%**	**+ 7%**

*Excluding exchange rate impact

In the first 9 months of 2001, consolidated revenues increased by 14% to €310.7 million vs. €273.4 million in the first 9 months of 2000. Excluding exchange rate impact, total growth was 15% and organic growth was 7%.

Didier Breton, Chief Operating Officer of Trader.com commented: ' In spite of a softening in display advertising in some markets, the company continued to deliver solid revenue growth. This is due to our diverse revenue streams from the different geographic markets in which we operate, enabling resilience in a less certain economic environment.'

Print revenues increased by 11% in 3rd Quarter 2001

In the 3rd quarter of 2001, print revenues increased by 11% to €99.0 million vs. €89.1 million in the 3rd quarter of 2000, with organic growth of 4% excluding exchange rate impact.

By channel, revenues increased for private classified ads by 31% to €14.5 million, for professional classified ads by 25% to €15.6 million, for display advertising by 3.5% to €37.9, for circulation by 7% to €27.1 million, and for services and other by 6% to €3.9 million.

By region, print revenues increased in Europe, which includes Russia, by 11% to €53.7 million, in Australasia by 60% to €16.1 million (or 6% excluding the acquisition of the Trading Post Group and excluding exchange rate impact). There were revenue decreases in North America by 3% to €25.9 million, and in South America by 19% to €3.3 million.

Online revenues grew by 33% in 3rd Quarter 2001

Online 3rd quarter revenues grew by 33% to €6.5 million as compared to €4.9 million for the 3rd quarter of 2000. Developments were led by Canada, France and Australia which represent 27%, 19% and 13% of 3rd quarter 2001 online revenues, respectively.

By channel, the main sources of revenues for the 3rd quarter 2001 were listings with €3.2 million, professional solutions with €2.1 million, banner ads with €0.5 million.

Web traffic increased from more than 180 million page views in June 2001 to more than 200 million page views in September 2001.

Key developments

Trader.com has reached an agreement to extend the call option held over two German classified advertising companies until May 15th 2002. The option was purchased in June 2000 and was originally exercisable in the three month period ended September 30, 2001.

The company has sold its non strategic California operations to Target Media Partners and expects to record a gain on sale of approximately €3.8 million. This decision is in line with Trader.com's development strategy focusing operations on leading local brands. However, Trader.com remains present in the US in Indiana and Tennessee.

Confirming our objectives

John H. MacBain, President and Chief Executive Officer of Trader.com said:
'Despite a more challenging business and economic environment, the company continues to deliver a solid growth. We maintain our confident outlook and confirm our increased year 2001 EBITDA guidance of €60 million up from €50 million.'

About Trader.com

Trader.com is a global leader in classified advertising. The group was founded in Canada under the name Hebdo Mag in 1987 as a private company. Today, Trader.com connects buyers and sellers through 296 publications (more than 8 million readers per week) and 62 websites in 20 countries with more than 200 million page views per month. Trader.com has over 5,100 employees worldwide, of whom over 2,000 are sales people. Trader.com is listed on the NASDAQ (TRDR) and Premier Marché (First Market of the Paris Stock Exchange - SICOVAM code 5729 and Reuters code: TRD).

Media & Investor Relations Contact Information:

Trader.com
Pierre-Yves Bimont-Capocci
Executive Vice President Strategy, Marketing & Communications
7 rue Drouot
75009 Paris
France

Tel: + 33 (0) 1 53 34 52 04
Fax: + 33 (0) 1 53 34 50 97
pierre.bimont@trader.com

Analyst and Investor relations:
CI Communications
14, rue de Bassano
75116 Paris
France

Contact: Frédéric Bourdon
Tel: +33 (0) 1 47 23 90 48
Fax: +33 (0) 1 47 23 88 98
Email: bourdon@cicommunication.com

Forward looking statement

Certain statements in this press release may be considered to be "forward looking statements" as that term is defined in The United States' Private Securities Litigation Reform Act of 1995, such as statements that include the words or phrases "are expected to," "will continue," " is anticipated," "estimate," "project," "expectations" or similar expressions. Such statements are subject to risks and uncertainties. The factors which could cause actual results to differ materially from those suggested by any such statements include, but are not limited to, those discussed or identified in our 2000 Form 20-F, which is on file with the United States Securities and Exchange Commission, including risks or uncertainties relating to our history of reported losses, the control of our company by a small group of shareholders, our highly competitive industry, our ability to make and integrate acquisitions, political and economic conditions generally in the global economy or specifically in the countries in which we operate including Russia, the currencies in which we do business, our ability to smoothly transition to the Euro in those countries where it has been adopted, our dependence on our management team, our expansion plans and workforce requirements, our content, our brands, our dependence on advertising including print and online advertising, our ability to expand our online business, the limited history of our online business, our ability to successfully execute our business strategy, the expansion of the Internet and our dependence on the growth of Internet usage, as well as general economic and market conditions.